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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: MARCH 31, 2007
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Hines Horticulture, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

12621 Jeffrey Road
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Address of Principal Executive Office (Street and Number)

Irvine, California 92620
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|_|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously disclosed in the Current Report on Form 8-K of Hines Horticulture, Inc. (the "Company") dated May 3, 2007 (the "Current Report"), the Company's Audit Committee has concluded that the Company's consolidated financial statements for the years ended December 31, 2004 and 2005, and the first, second, third and fourth quarters of 2005 and the first, second and third quarters of 2006 should be restated. Accordingly, the Company's previously issued consolidated financial statements for such periods should no longer be relied upon as the result of an error contained therein. In addition, in the Current Report the Company also disclosed in connection with the preparation of the Company's consolidated financial statements for the fiscal year ended December 31, 2006, the Company determined that it should have taken both a lower cost or market adjustment for some of its inventory at its South Carolina facility, as well as a reserve for excess inventory in 2006 due to lower than expected sales at this facility. The Company also disclosed in the Current Report that the fixed assets located at the South Carolina facility were impaired. The Company is evaluating whether the lower of cost or market adjustment and reserve for excess inventory and the fixed asset impairment charge should have been recorded in a previously reported fiscal quarter of 2006.

The Company is in the process of completing its procedures with respect to the matters disclosed in the Current Report and, accordingly, the Company does not expect that it will be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the "Form 10-Q"), on or before the fifth calendar day following the required filing date as proscribed in Rule 12b-25. The Company intends to file its Form 10-Q as soon as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Claudia M. Pieropan               (949)                    559-4444
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          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

The Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006.
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment A hereto.

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                            Hines Horticulture, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2007                    By: /s/ Claudia M. Pieropan
                                          -------------------------------------
                                          Claudia M. Pieropan
                                          Chief Financial Officer, Secretary and
                                          Treasurer
                                          (principal financial and accounting
                                          officer)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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                                  ATTACHMENT A

As previously disclosed in the Current Report, in connection with the preparation of the Company's consolidated financial statements for the fiscal year ended December 31, 2006, the Company determined that it had incorrectly recorded certain non-production costs in inventory, misstating inventory, costs of goods sold and distribution costs for each of the fiscal quarters of 2004 and misstating inventory and costs of goods sold for each of the fiscal quarters of 2005 and the first, second and third fiscal quarters of 2006. Accordingly, the Company estimates that its results for the first quarter of fiscal 2006, when restated as a result of the error disclosed in the Current Report, will be impacted by a decrease in costs of goods sold and a corresponding increase in operating income. In addition, as previously disclosed on a Form 8-K, the Company ceased operations at its Northeast and Miami, Florida facilities in the fourth quarter of fiscal 2006, accordingly, the Company's consolidated financial statements for the first quarter of fiscal 2006 will be presented with reclassifications for its discontinued operations.

As previously stated, the Company has not yet completed its preparation of its consolidated financial statements for the fiscal year ended December 31, 2006. Until the preparation of its consolidated financial statements is complete, the Company can not reasonably estimate its results of operations for the first fiscal quarter of 2007.


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